SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 21, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
NEWS RELEASE
VOTING RESULTS
SIGNATURES

Item	Page
Press Release of the Company dated May 20, 2004, announcing the creation of a spin-off company with Inno-Centre Alberta to further develop Liposomal Interleukin-2 technology	3
Press Release of the Company dated May 20, 2004, announcing highlights of its Annual General Meeting of Shareholders in Toronto on May 20, 2004	6
Voting results of shareholder actions taken at Annual General Meeting of Shareholders filed in Canada under National Instrument 51-102	9
Signature	10

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA AND INNO-CENTRE ALBERTA CREATE SPIN-OFF COMPANY TO
FURTHER DEVELOP LIPOSOMAL INTERLEUKIN-2 TECHNOLOGY

EDMONTON, ALBERTA, CANADA — May 20, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Inno-centre Alberta announced today a collaborative agreement to create a spin-off company. The Company, Oncodigm BioPharma Inc., will be dedicated to the development and commercialization of a promising cancer therapy. The therapy, Liposomal-Interleukin-2 (L-IL-2), is projected to re-enter clinical trials in 2005.

Biomira had previously suspended clinical development of L-IL-2 in order to focus attention on Biomira’s two lead product candidates, Theratope® vaccine and BLP25 Liposome Vaccine (L-BLP25). The new Company, to initially be 90 per cent owned by Biomira and 10 per cent owned by Inno-centre Alberta, is seen as an excellent vehicle for moving this product candidate back into clinical trials, while Biomira remains focused on Theratope and L-BLP25.

Operating capital is to be independently raised by Oncodigm BioPharma. Biomira will initially provide two board members, Robert Aubrey and Edward Taylor. These individuals will be able to provide expertise in marketing and business development and corporate finance, respectively.

“We are extremely excited about this creative financing vehicle for moving L-IL-2 back into clinical trials,” said Alex McPherson, MD, PhD, President and CEO. “The Inno-centre approach is perfect for Biomira. Inno-centre, among other things, provides assistance with respect to raising funds for the new Company and provides a Senior Business Advisor, in this case David T. Howard, Chairman of SCOLR, Inc., a biopharmaceutical company located in Redmond, WA and Angiotech Pharmaceuticals Inc., a world leader in the emerging field of drug-coated medical devices and biomaterials, located in Vancouver, BC. Mr. Howard will provide experienced support that will increase the opportunity for this product candidate to successfully develop through the clinical trial process. We believe that the participation of Inno-centre adds real value and the structure allows both organizations to profit from the arrangement. Costs to Biomira are relatively low, with the potential upside of a market in the range of Canadian $150 to $300 million annually.”

“We are enthusiastic about working with Biomira to accelerate the development of L-IL-2,” said Hugh MacNaught, VP Life Sciences and Agribusiness for Inno-centre Alberta. “The formulation

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has demonstrated promise for improving the therapeutic index of a drug that has shown activity against a wide spectrum of tumours. Our objective is to commercialize a product that is far more potent and less toxic than currently available products. Managing this development within a new company will create greater value for Biomira stakeholders and provide many benefits to the academic and technology communities in Alberta.”

Oncodigm BioPharma intends to quickly put in place a management team to create a clinical development plan for moving this product forward, likely in metastatic renal cell carcinoma. Biomira’s L-IL2 is protected by both in-licensed and Biomira patents and has orphan drug status in the U.S. and Europe, as well as an open IND in both of those jurisdictions.

The Technology
Interleukin-2 (IL-2) is an important natural molecule of the immune system. IL-2 is important in helping to make stronger humoral (antibody) and cell-mediated immune responses. Biomira’s L-IL-2 is made up of modified IL-2 captured in a lipid droplet. The movement and distribution of L-IL-2 within the body are different compared to free IL-2. Pre-clinical studies have shown that L-IL-2 helps IL-2 remain in the serum for a longer time. Also, L-IL-2 increases the build-up of IL-2 in some tissues of the immune system. These changes in how the body handles IL-2 may help to build stronger immune responses. They may also reduce toxic effects often seen with the use of free IL-2. The use of L-IL-2 may help patients and physicians, as it might need to be given less often than free IL-2.

Pre-clinical studies have shown that L-IL-2 may be better than free IL-2 in slowing tumour growth and spread. Studies have also shown that
L-IL-2 may be better than free IL-2 in helping the body to mount specific immune responses against tumours.

Biomira used L-IL-2 in a Phase I study in patients with several kinds of cancers. Most of the patients in the study had either melanoma or kidney cancer.

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Inno-centre Alberta is a private, not-for-profit company dedicated to accelerating the creation and development of successful technology ventures. Inno-centre uses a proven proprietary business model that features the provision of two years of business and financing mentorship to candidates that are approved by an independent Selection Committee comprised of commercially-experienced Venture Capital investors and successful technology entrepreneurs. Inno-centre is contributing to the immediate success of the technology and academic communities in Alberta by enabling a greater scope and scale of technology development than would be otherwise possible, providing direct economic benefit and new jobs for the Province.

# # #

Biomira Company Contacts:

Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780-490-2818	780-490-2812
After hours contact: bwickson@biomira.com

Inno-centre Alberta Contact:

Hugh MacNaught
VP, Life Sciences and Agribusiness
403-283-8882

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES HIGHLIGHTS OF TODAY’S ANNUAL GENERAL MEETING

EDMONTON, ALBERTA, Canada — May 20, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) expects the following highlights to be covered at the Annual General Meeting of its shareholders to be held today at 1:30 p.m. EDT at the Hilton Toronto Hotel, Toronto, Ontario. The meeting will be chaired by the Board Chairman, Mr. Eric E. Baker, and will be followed by an address by the Company President and CEO, Alex McPherson, MD, PhD.

Dr. McPherson’s comments are expected to focus primarily on the Company’s two lead product candidates, BLP25 Liposome Vaccine
(L-BLP25) and Theratope® vaccine, for which there is a large unmet medical need.

The potential candidates for treatment with L-BLP25 in late stage non-small cell lung cancer (NSCLC) is approaching 200,000 patients per year in the main markets of North America, Europe and Japan and is an increasing threat in women. Based on American Cancer Society data, lung cancer represents 13 per cent of all cancer diagnoses, and 28 per cent of all cancer deaths among men and women. The number of deaths from the four most common cancers (lung, breast, prostate and colorectal) is declining for all but one group, namely women with lung cancer.

The medical need is also growing in metastatic breast cancer, where approximately 40 per cent of women are now receiving hormonal therapy as part of their treatment regimen. In the Phase III study of Theratope vaccine in 1,030 women with metastatic breast cancer, a subset of approximately 350 women receiving Theratope plus hormonal anti-cancer therapy as part of their treatment appeared to show clinical benefit.

“I look forward to discussing our pipeline further,” said Dr. McPherson, in anticipation of his presentation. “With regard to L-BLP25, we are enormously excited by the data we have seen. Our randomized Phase IIb clinical trial enrolled 171 men and women with stage IIIb or IV NSCLC and randomized them to either the control group, which received best standard care (SC), or to the treatment group, which received best standard care plus L-BLP25. The primary efficacy variable of the trial is survival between these two groups. While the SC group saw a median survival of 13 months, we saw a 17.4 month median survival for the treatment group, a difference of 4.4 months. Though not statistically significant, ‘a 4.4 month survival benefit would be an important achievement in this disease,’ clinical oncologists from our advisory board said. Most importantly, the observed two-year survival for patients with locoregional Stage IIIb disease is 60 per cent for the vaccine arm (median survival not yet reached) versus 36.7 per cent for the control arm (median survival of 13.3 months). In the overall patient population the two-year survival is 43.2 per cent for the vaccine arm versus 28.9 per cent for the control arm.”

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“Once we more fully understand the data, we expect to have discussions with regulatory agencies in different jurisdictions to discuss the design of a possible Phase III clinical trial,” said Alex McPherson. “We will also explore other potential opportunities for earlier registration based on the current data and will update the investment community once we have a clear path forward in this dreadful disease.”

Moving on to Theratope, Dr. McPherson will discuss the status of this product candidate. Since the final analysis of the Phase III trial in 1,030 women, which did not show statistical significance in the overall patient population, Biomira has continued to analyze data from the pre-stratified subset of 350 women who received Theratope plus hormonal anti-cancer therapy.

“After a review of the current data and discussions with key opinion leaders, we believe that more information would be required to support a registration,” said Dr. McPherson. “We continue to examine the data from the Phase III trial and investigate the mechanism of action. We are looking at the possibility of conducting a new Phase III trial in the patient population that appeared to see clinical benefit. We expect a decision by the end of June on our plans for next steps with Theratope. That being said, we continue to explore the potential opportunities for earlier registration based on the current data, perhaps in jurisdictions other than the U.S. and Europe, although we anticipate a Phase III clinical trial will be required.”

Biomira and Merck KGaA are also continuing their Phase II single-arm Theratope study, where women with metastatic breast cancer are treated with Theratope plus anti-cancer hormonal therapy. This 95-patient trial is expected to complete enrolment in the second half of 2004.

Both L-BLP25 and Theratope are being developed in collaboration with Merck KGaA of Darmstadt, Germany.

Business Development
Dr. McPherson is expected to briefly discuss the Biomira/Prima BioMed-CancerVac agreement put in place in March 2004 and the creation of a spin-off company, announced earlier today, to move Liposomal Interleukin-2 (L-IL-2) back into clinical trials.

Finance
At the end of the first quarter 2004, Biomira had U.S. $26.7 million or $35.1 million Canadian in cash and short-term investments. The Company believes that it has funds to sustain it until mid 2005 at the current expenditure rate.

“We have a strong corporate alliance and the finances to see us through to a point where we can make strategic decisions on the path forward for our product candidates. We need to remain vigilant in controlling our spending, while taking advantage of potential opportunities as market conditions and opportunities present. This strategic vision may allow us to raise additional funding, thereby getting us to that final goal of product registration,” concluded Dr. McPherson.

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Biomira’s collaborator for Theratope and L-BLP25 is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Webcast Details:

Biomira will webcast today’s Annual General Meeting commencing at 1:30 p.m. Eastern time. The general public is invited to listen to the live conference call on the Web, by accessing the following site: http://webevents.broadcast.com/cnw/biomira20040520 or the archive following the webcast at http://www.biomira.com/investors/presentations/ .

Biomira Company Contacts:

Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780-490-2818	780-490-2812
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

ANNUAL MEETING OF SHAREHOLDERS
OF BIOMIRA INC.
THURSDAY, MAY 20, 2004 — 1:30 P.M. EASTERN TIME
TORONTO, ONTARIO

VOTING RESULTS:

Full details of the matters for shareholder action can be viewed by accessing via SEDAR the Proxy Circular for the meeting (http://www.sedar.com).

The Directors of Biomira Inc. recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

For: 99.6% Withheld: 0.4%

Each of the seven (7) nominees (Eric E. Baker, S. Robert Blair, Richard L. Jackson, Sheila Morbier Katz, T. Alexander McPherson, W. Vickory Stoughton, Michael C. Welsh) were elected as directors of Biomira Inc. for the ensuing year or until their successors are elected or appointed.

2.	Appointment of Deloitte & Touche, Chartered Accountants, as Auditors

For: 99.9% Withheld: 0.1%

Deloitte & Touche, Chartered Accountants were appointed as auditors of Biomira Inc. for the ensuing year or until their successors are appointed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: May 21, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer